Newell Brands Inc. (NWL)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Newell Brands Shareholder since 2010

Vote for Proposal 5 because the current severe restriction on shareholders acting by written consent in effect sabotages this right.

The current steep barrier to entry to act by written consent in effect sabotages this important right at Newell Brands. Shareholders need to sign up perhaps 25% of all shares outstanding to take the first small baby step to initiate acting by written consent – obtaining a record date. Once shareholders sign up 25% of all shares outstanding they then must subtract all shares not owned for a full continuous year to reach the requirement of 15% of shares owned for at least one continuous sear.

The barrier to entry to initiate acting by written consent does not need to be so high. The fact that 63% of the shares that normally vote at the Newell Brands annual meeting must approve the topic of the written consent already serves as a strong deterrent to keep shareholders from acting by written consent. Shareholders attempting to act by written consent must spend their own money to get approval from 63% of the Newell shares that vote at the annual meeting or their efforts fail.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.